UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April, 2025

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090

Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Letter

On April 9, 2025, Check-Cap Ltd. (the “Company”) received a letter (“Letter”) from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company is no longer in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”). According to the Letter, based upon the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from February 25, 2025 to April 8, 2025, the Company no longer meets this requirement.

The Nasdaq Listing Rules provide the Company a compliance period of 180 calendar days after receipt of the Letter, or until October 6, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance, if at any time during the Compliance Period, the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance, and this matter will be closed. In the event the Company does not regain compliance by the end of the Compliance Period, the Company may then be eligible for an additional 180 calendar days to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and provides written notice of its intention to cure the deficiency during the second compliance period.

If it appears to Nasdaq’s staff that the Company will not be able to cure the deficiency by the end of the Compliance Period, or if the Company is otherwise not eligible for an additional compliance period, the Nasdaq's staff will notify the Company that its ordinary shares will be subject to delisting.

The Letter has no immediate effect on the listing of the Company's ordinary shares, and during the Compliance Period, as may be extended, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “CHEK.”

Appointment of Chief Financial Officer

On April 6, 2025, the Company appointed Alan Lewis to replace David Benaim as the Company’s Chief Financial Officer (the “CFO”). In connection with Mr. Lewis’ appointment as the CFO, the Company entered into a Services Agreement by and between the Company and Mr. Lewis (the “Services Agreement”). Pursuant to the terms of the Services Agreement, the Company will pay Mr. Lewis a monthly fee in an amount equal to US$12,000 in consideration of his services.

Appointment of New Independent Registered Public Accounting Firm

On April 6, 2025, the Company appointed RBSM LLP, as the Company’s new independent registered public accounting firm, to replace Fahn Kanne & Co., a member firm within Grant Thornton. RBSM LLP will be conducting an audit of the Company’s financial statements for the period ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: April 15, 2025	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Chairman of the Board

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